UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 28, 2023

Semper Paratus Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41002	N/A
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

767 Third Avenue, 38th Floor

New York, New York 10017

(Address of Principal Executive Offices) (Zip Code)

(646) 807-8832

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one Redeemable Warrant	LGSTU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share, included as part of the Units	LGSTU	The Nasdaq Stock Market LLC
Redeemable warrants, each exercisable for one Class A ordinary share for $11.50 per share, included as part of the Units	LGSTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary and description of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. Shareholders of Semper Paratus Acquisition Corporation and other interested parties are urged to read the Merger Agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

The Merger

On June 28, 2023, Semper Paratus Acquisition Corporation, a Cayman Island exempted company (“Semper Paratus”) entered into an Agreement and Plan of Merger by and among Semper Paratus, Semper Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Semper Paratus (“Merger Sub”), SSVK Associates, LLC, Semper Paratus’ sponsor (the “Sponsor”), in its capacity as purchaser representative, Tevogen Bio Inc, a Delaware corporation (“Tevogen Bio”), and Ryan Saadi, in his capacity as seller representative (as may be amended and/or restated from time to time, the “Merger Agreement”), pursuant to which, among other things, the parties will effect the merger of Merger Sub with and into Tevogen Bio, with Tevogen Bio continuing as the surviving entity (the “Merger”), as a result of which all of the issued and outstanding capital stock of Tevogen Bio shall be exchanged for shares of Class A common stock, par value $0.0001 per share, of Semper Paratus (the “Share Exchange”) subject to the conditions set forth in the Merger Agreement, with Tevogen Bio surviving the Share Exchange as a wholly owned subsidiary of Semper Paratus (the Share Exchange and the other transactions contemplated by the Merger Agreement, together, the “Transaction”).

Merger Consideration

Prior to the Closing Date, and subject to the satisfaction or waiver of the conditions of the Merger Agreement, Semper Paratus will migrate out of the Cayman Islands and domesticate (the “Domestication”) as a Delaware corporation in accordance with Section3 88 of the DGCL and Part XIII of the Cayman Islands Companies Act (2021 Revision). In connection with the Domestication, each issued and outstanding pre-Domestication preferred share, each issued and outstanding pre-Domestication Class A ordinary share, each issued and outstanding pre-Domestication Class B ordinary share, each issued and outstanding pre-Domestication Private Warrant, each issued and outstanding pre-Domestication Public Warrant, and each issued and outstanding pre-Domestication Unit shall automatically convert, one a one-for-one basis, into one share of Purchaser Preferred Stock, one share of Purchaser Class A Common Stock, one share of Purchaser Class B Common Stock, one Purchaser Private Warrant, one Purchaser Public Warrant, and one Purchaser Public Unit, respectively. Immediately following the Domestication, (a) each share of Purchaser Class B Common Stock shall convert automatically, one a one-for-one basis, into one share of Purchaser Class A Common Stock, (b) the Purchaser Class A Common Stock will be reclassified as Purchaser Common Stock, and (c) each Purchaser Public Unit will be separated into shares of Purchaser Common Stock and Purchaser Public Warrants.

As consideration for the Merger, the holders of Tevogen Bio’s securities collectively shall be entitled to receive from Semper Paratus, in the aggregate, a number of shares of Company Class A common stock (the “Merger Consideration”) with an aggregate value equal to $1,200,000,000. In addition, holders of Tevogen Bio’s securities shall also be entitled to receive from Semper Paratus, in the aggregate, an additional 20,000,000 shares of Semper Paratus’ Class A common stock in the event that the VWAP of Semper Paratus’ Class A common stock, collectively, exceeds (a) $15.00 per share for 20 out of any 30 consecutive trading days beginning on the Closing Date of the Merger Agreement until the 36-month anniversary of the Closing Date, in which case the holders of Tevogen Bio securities shall be entitled to receive an additional 6,666,667 shares of Company Class A common stock, (b) $17.50 per share for 20 out of any 30 consecutive trading days beginning on the Closing Date of the Merger Agreement until the 36-month anniversary of the Closing Date, in which case the holders of Tevogen Bio securities shall be entitled to receive an additional 6,666,667 shares of Company Class A common stock and (c) $20.00 per share for 20 out of any 30 consecutive trading days beginning on the Closing Date of the Merger Agreement until the 36-month anniversary of the Closing Date, in which case the holders of Tevogen Bio securities shall be entitled to receive an additional 6,666,666 shares of Company Class A common stock. In addition, for each Earnout Share Payment, Semper Paratus will also issue to Sponsor an additional 1,500,000 shares of Company Class A common stock.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by each of Semper Paratus and Tevogen Bio as of the date of the Merger Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as defined below), as well as information provided in the disclosure schedules to the Merger Agreement. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (b) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents relating to the Merger Agreement to which such person or entity (or such entity’s subsidiaries) is a party or bound or to perform its obligations thereunder, in each case, subject to certain customary exceptions.

No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and, following their expiration, there are no indemnification rights for another party’s breach thereof. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing and consummate the transactions contemplated by the Merger Agreement. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), including, among other things, those relating to: (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision by Tevogen Bio to Semper Paratus of unaudited financial statements on a monthly, quarterly and annual basis; (iv) Semper Paratus’ public filings; (v) use of proceeds in Semper Paratus’ trust account; (vi) no insider trading; (vii) notifications of certain breaches, consent requirements or other matters; (viii) the preparation and filing of the Registration Statement as described in more detail below, (ix) public announcements; and (x) confidentiality. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transaction, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information. The Merger Agreement also contains certain customary post-Closing covenants including, among other things, those relating to: (a) maintenance of books and records; (b) tax matters; and (c) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance.

In addition, Tevogen Bio agreed to obtain its required shareholder approvals in the manner required under its organizational documents and applicable law for the execution, delivery and performance of the Merger Agreement and each of the ancillary documents to the Merger Agreement to which Tevogen Bio is or is required to be a party or bound, and the consummation of the transactions contemplated thereby, including the Merger.

In the Merger Agreement the parties made customary covenants regarding the registration statement on Form S-4 to be filed by Semper Paratus with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”).

The Company will distribute a proxy statement to seek the consent of Semper Paratus’ shareholders to, among other things, (i) adopt and approve the Merger Agreement and the Transaction; (ii) approve, to the extent necessary, the issuance of any shares in connection with the Equity Line of Credit; (iii) approve the amended certificate of incorporation of Semper Paratus in connection with the Merger; (iv) the appointment of the members of Semper Paratus’ post-Closing board of directors (the “Post-Closing Board”); (v) such other matters as Semper Paratus and Tevogen Bio shall hereafter mutually determine to be necessary or appropriate in order to effect the Transaction and (vi) the adjournment of the Company Special Meeting, if necessary or desirable in the reasonable determination of Semper Paratus.

The parties agreed that the Post-Closing Board will consist of seven directors, comprised of (i) one director designated prior to the Closing by Semper Paratus and (ii) six directors designated by Tevogen Bio, at least four of whom will be required to qualify as an independent director under NYSE listing rules.

The parties further agreed to take all action necessary so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Semper Paratus immediately after the Closing will be the same individuals (in the same office) as that of the Tevogen Bio immediately prior to the Closing.

Equity Line of Credit

Additionally, the Merger Agreement allows (but does not require) Semper Paratus to use commercially reasonable efforts to seek and consummate subscription agreements with investors totaling in the range of $35,000,000 to $60,000,000 in connection with a private placement of Semper Paratus’ Class A common stock on terms mutually agreeable to Semper Paratus and Tevogen Bio acting reasonably.

Conditions to Consummation of the Merger

The Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of Semper Paratus and Tevogen Bio of the Transaction and the other matters requiring shareholder approval; (ii) approvals of any required governmental authorities and completion of any antitrust expiration periods; (iii) receipt of specified third party consents; (iv) no law or order preventing the Transaction; (v) the Registration Statement having been declared effective by the SEC; (vi) no material uncured breach by the other party; (vii) no occurrence of a Material Adverse Effect with respect to the other party; (viii) the satisfaction of the $5,000,001 minimum net tangible asset test by Semper Paratus; (ix) approval from NYSE for the listing of the shares of Semper Paratus’ Class A common to be issued in connection with the Transaction; and (x) reconstitution of the Post-Closing Board as contemplated under the Merger Agreement.

In addition, unless waived by Tevogen Bio, the obligations of Tevogen Bio to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Semper Paratus of the Related Agreements (as defined and described in greater detail below), customary certificates and other Closing deliverables: (i) the representations and warranties of Semper Paratus being true and correct as of the date of the Merger Agreement and as of the Closing (subject to customary exceptions, including materiality qualifiers); (ii) Semper Paratus having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Semper Paratus since the date of the Merger Agreement which is continuing and uncured; (iv) at the Closing, Semper Paratus having $25,000,000 in cash and cash equivalents, including funds remaining in the trust account (after giving effect to the completion and payment of any redemptions, Purchaser Expenses, deferred Purchaser Expenses, loans owned by Semper Paratus to the Sponsor for any Purchaser Expenses, other administrative costs, other Liabilities of Semper Paratus as of the Closing, and any Transaction Expenses); (v) Semper Paratus shall have made all reasonably necessary arrangements with the Trustee to the Trust Account to have the Trust Account funds disbursed to Semper Paratus, and there shall be no actions, suits, proceedings, arbitrations or mediations pending or threatened by any Person (not including Tevogen Bio and its Affiliates) with respect to or against the Trust Account that would reasonably be expected to have a Material Adverse Effect on Semper Paratus; and (vi) at least one day prior to Closing, Semper Paratus shall have delivered to Tevogen Bio a written consent of the board of directors of Semper Paratus (or a duly appointed committee thereof authorized to administer the Purchaser Equity Incentive Plan), authorizing and approving the grant of awards of restricted stock units under the Purchaser Equity Incentive Plan shares of Purchaser Common Stock to certain individuals that were executives, employees or individual service providers of Tevogen Bio as of immediately prior to the Closing.

Finally, unless waived by Semper Paratus, the obligations of Semper Paratus to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Semper Paratus of the Related Agreements (as defined and described in greater detail below), customary certificates and other Closing deliverables: (i) the representations and warranties of Tevogen Bio being true and correct as of the date of the Merger Agreement and as of the Closing (subject to customary exceptions, including materiality qualifiers); (ii) Tevogen Bio having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Merger Agreement required to be performed or complied with by them on or prior to the date of the Closing; and (iii) absence of any Material Adverse Effect with respect to Tevogen Bio and its subsidiaries on a consolidated basis since the date of the Merger Agreement which is continuing and uncured.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Semper Paratus and Tevogen Bio; (ii) by either Semper Paratus and Tevogen Bio if any of the conditions to Closing have not been satisfied or waived by December 5, 2023 (the “Outside Date”), provided that any breach or violation of any representation, warranty or covenant of the party seeking termination is not the cause of the failure of the Closing to occur by the Outside Date; (iii) by either Semper Paratus or Tevogen Bio if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transaction, and such order or other action has become final and non-appealable; (iv) by either Semper Paratus or Tevogen Bio in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Merger Agreement); (v) by Semper Paratus if there has been a Material Adverse Effect on Tevogen Bio and its subsidiaries on a consolidated basis following the date of the Merger Agreement that is uncured and continuing; (vi) by Semper Paratus if Tevogen Bio has not delivered to Semper Paratus by July 15, 2023 audited financial statements of Tevogen Bio (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of Tevogen Bio as of December 31, 2022 and December 31, 2021, and the related audited income statements, changes in shareholder equity and statements of cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards and (vi) by either Semper Paratus or Tevogen Bio if Semper Paratus and Tevogen Bio holds a special meeting of its shareholders to approve the Merger Agreement and the Transaction, and the required approvals related to the Merger Agreement and the Transaction of either Semper Paratus’ shareholders or Tevogen Bio’s shareholders is not obtained.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto except for liability for fraud. The Merger Agreement does not provide for any termination fees.

Trust Account Waiver

Tevogen Bio and Merger Sub each agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in Semper Paratus’ trust account (including any distributions therefrom) held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom) other than in connection with the Closing.

Governing Law

The Merger Agreement is governed by the laws of the State of Delaware without regard to the conflict of laws principles thereof. If a dispute relating to the Merger Agreement arises between the parties, the parties must seek to resolve such dispute amicably within 10 business days. If they are unable to do so, then such dispute must be resolved via arbitration pursuant to the then-existing expedited procedures of the American Arbitration Association, except that applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution are subject to the jurisdiction of the state or federal courts located in Delaware.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement has been filed with this Current Report on Form 8-K to provide investors with information regarding its terms. It is not intended to provide any other factual information about Semper Paratus, Tevogen Bio, Merger Sub or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Semper Paratus’ public disclosures.

Related Agreements

In connection with the Closing, Semper Paratus and Tevogen Bio will enter into certain additional agreements pursuant to the Merger Agreement (the “Related Agreements”). The terms of such Related Agreements have not yet been negotiated between Semper Paratus and Tevogen Bio. Finalizing such Related Agreements on terms mutually acceptable to Semper Paratus and Tevogen Bio is a condition to Closing of the Merger Agreement. Specifically, the Merger Agreement contemplates delivery of the following Related Agreements: (i) a note assumption agreement delivered by Semper Paratus to Tevogen Bio pursuant to which Semper Paratus shall assume all obligations of Tevogen Bio under the Tevogen Bio Convertible Notes; (ii) non-competition agreement delivered by Tevogen Bio’s Significant Company Holder, Mr. Saadi, in favor of Semper Paratus and Tevogen Bio; (iii) lock-up agreements executed by Mr. Saadi and the Sponsor; and (iv) registration rights agreements with each shareholder of Tevogen Bio.

Item 7.01. Regulation FD Disclosure.

On June 29, 2023, Semper Paratus issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Semper Paratus under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. For the avoidance of doubt, Semper Paratus intends for this Form 8-K, including Exhibit 99.1, to satisfy the requirements of Rule 165(a) and Rule 425(a) under the Securities Act. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1.

Forward-Looking Statements

This Current Report on Form 8-K contains certain statements that are not historical facts and are forward-looking statements within the meaning of the federal securities laws with respect to the proposed Transaction between Semper Paratus and Tevogen Bio, including without limitation statements regarding the anticipated benefits of the proposed Transaction, the anticipated timing of the proposed Transaction, the implied enterprise value, future financial condition and performance of Tevogen Bio and the combined company after the closing and expected financial impacts of the proposed Transaction, the satisfaction of closing conditions to the proposed Transaction, the level of redemptions of Semper Paratus’ public shareholders and the products and markets and expected future performance and market opportunities of Tevogen Bio. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “think,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “seeks,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Semper Paratus’ securities; (ii) the risk that the proposed Transaction may not be completed by Semper Paratus’ business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the proposed Transaction, including the approval of the Merger Agreement by the shareholders of Semper Paratus, the satisfaction of the minimum cash at closing requirements and the receipt of certain governmental, regulatory and third party approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (v) the failure to achieve the minimum amount of cash available following any redemptions by Semper Paratus’ shareholders; (vi) redemptions exceeding anticipated levels or the failure to meet NYSE initial listing standards in connection with the consummation of the proposed Transaction; (vii) the effect of the announcement or pendency of the proposed Transaction on Tevogen Bio’s business relationships, operating results, and business generally; (viii) risks that the proposed Transaction disrupts current plans and operations of Tevogen Bio; (ix) the outcome of any legal proceedings that may be instituted against Tevogen Bio or against Semper Paratus related to the Merger Agreement or the proposed Transaction ; (x) changes in the markets in which Tevogen Bio competes, including with respect to its competitive landscape, technology evolution, or regulatory changes; (xi) changes in domestic and global general economic conditions; (xii) risk that Tevogen Bio may not be able to execute its growth strategies; (xiii) risks related to the ongoing COVID-19 pandemic and response, including supply chain disruptions; (xiv) risk that Tevogen Bio may not be able to develop and maintain effective internal controls; (xv) costs related to the proposed Transaction and the failure to realize anticipated benefits of the proposed Transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; (xvi) the ability to recognize the anticipated benefits of the proposed Transaction and to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Tevogen Bio to grow and manage growth economically and hire and retain key employees; (xvii) the risk that Tevogen Bio may fail to keep pace with rapid technological developments to provide new and innovative products and services or make substantial investments in unsuccessful new products and services; (xviii) the ability to develop, license or acquire new therapeutics; (xix) the risk that Tevogen Bio will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xx) the risk that Tevogen Bio, post-combination, experiences difficulties in managing its growth and expanding operations; (xxi) the risk of product liability or regulatory lawsuits or proceedings relating to Tevogen Bio’s business; (xxii) uncertainties inherent in the execution, cost, and completion of preclinical studies and clinical trials; risks related to regulatory review, and approval and commercial development; (xxiii) risks associated with intellectual property protection; (xxiv) the risk that Tevogen Bio is unable to secure or protect its intellectual property; and (xxv) those factors discussed in Semper Paratus’ filings with the SEC and that that will be contained in the proxy statement relating to the proposed Transaction.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the preliminary proxy statement and the amendments thereto, the definitive proxy statement, and other documents to be filed by Semper Paratus from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Tevogen Bio and Semper Paratus may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Neither of Tevogen Bio or Semper Paratus gives any assurance that Tevogen Bio or Semper Paratus, or the combined company, will achieve its expectations. These forward-looking statements should not be relied upon as representing Semper Paratus’ or Tevogen Bio’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

In connection with the Merger Agreement and the proposed Transaction, Semper Paratus intends to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 to be filed by Semper Paratus with the SEC, which will include a proxy statement/prospectus of Semper Paratus, and will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for the proxy statement or any other document that Semper Paratus has filed or may file with the SEC in connection with the proposed transaction. The Company’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement and the amendments thereto, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed transaction, as these materials will contain important information about Semper Paratus, Tevogen Bio, the Merger Agreement, and the proposed Transaction. When available, the definitive proxy statement and other relevant materials for the proposed Transaction will be mailed to shareholders of Semper Paratus as of a record date to be established for voting on the proposed Transaction. Before making any voting or investment decision, investors and shareholders of Semper Paratus are urged to carefully read the entire proxy statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Transaction. The Company’s investors and shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Semper Paratus Acquisition Corporation, 767 Third Avenue, 38th Floor, New York, NY, 10017, Attention: Mr. Suren Ajjarapu.

Participants in the Solicitation

Semper Paratus, Tevogen Bio, and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from Semper Paratus’ shareholders with respect to the proposed Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Semper Paratus’ directors and officers in Semper Paratus’ filings with the SEC, including, when filed with the SEC, the preliminary proxy statement and the amendments thereto, the definitive proxy statement, and other documents filed with the SEC. Such information with respect to Tevogen Bio’s directors and executive officers will also be included in the proxy statement.

No Offer or Solicitation

This Current Report on Form 8-K is not a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction and will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01. Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
2.1†	Business Combination Agreement, dated June 28, 2023
99.1	Press Release, dated June 29, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEMPER PARATUS ACQUISITION CORP.

Date: June 29, 2023	By:	/s/ Surendra Ajjarapu
Name: Surendra Ajjarapu
Title: Chief Executive Officer